Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

July 10, 2020

Ms. Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NewHold Investment Corp. Registration Statement on Form S-1 Filed July 10, 2020 File No. 333-239822

Dear Ms. Purnell:

On behalf of our client, NewHold Investment Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated April 2, 2020 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Erin Purnell July 10, 2020 Page 2

Registration Statement of Form S-1 filed March 10, 2020

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We will provide a hard copy of materials provided by the Company to potential investors under separate cover.

Notes to Financial Statements

Note 2 Summary of Significant Accounting Policies

Subsequent Events, page F-11

2.	Please revise your note to disclose the subsequent events through the date the financial statements are issued, under ASC 855-10-25-1A. Otherwise, explain to us why the guidance is not applicable.

Response: The Amended S-1 has been revised in accordance with the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner